September 17, 2004

B.C. Securities Commission

Executive Director

P.O. Box 10142, Pacific Centre, 701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

Dear Sirs:

RE: DEREK OIL AND GAS CORPORATION
MAILING ON SEPTEMBER 17, 2004
QUARTERLY FINANCIAL STATEMENTS FOR THE PERIOD ENDING JULY 31, 2004

We confirm that on the above date, the material issued was forwarded by mail to all the persons on the Supplementary Mailing List obtained by the transfer agent Computershare Trust Company of Canada.

Yours truly,

DEREK OILAND GAS CORPORATION.

“Greg Amor. C.A.”

Greg Amor, C.A. Controller